UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         DIGITAL LIFESTYLES GROUP, INC.
                         ------------------------------
                 (formerly known as Northgate Innovations, Inc.)
                                (Name of Issuer)

                    Common Shares, Par Value $0.03 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   666428107
                                   ---------
                                 (CUSIP Number)

                                J. William Wilson
                          1001 S. Capital of Texas Hwy.
                              Building I, Suite 200
                               Austin, Texas 78746
                                 (512) 617-8282
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 9, 2004
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13D

                                                              Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  J&M INTERESTS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              2,928,411
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             2,928,411
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,928,411

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  7.4%

14       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D

                                                              Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAMUEL J. FURROW, JR.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              2,978,411
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             2,978,411
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,978,411

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  7.5%

14       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D

                                                              Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARC BARRY CROSSMAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              2,978,411
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             2,978,411
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                   2,978,411

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  7.5%

14       Type of Reporting Person (See Instructions)

                  HC

                                                              Page 5 of 10 Pages

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the common stock, $0.03 par value per share (the "Shares"), of Digital Lifestyles Group, Inc. (formerly Northgate Innovations, Inc.), a Delaware corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 22, 2003 (the "Initial Statement") by the Reporting Persons (as defined herein), as supplementally amended by Amendment No. 1 thereto filed with the Commission on August 19, 2004 ("Amendment No. 1") by the Reporting Persons. This Amendment No. 2 is being filed by the Reporting Persons to supplementally amend the disclosure in Items 2, 5 and 7 herein. These items are being supplementally amended to reflect:

         (a) a decrease in the percentage of issued and outstanding Shares beneficially owned by the Reporting Persons since August 19, 2004 (the date of the most recent filing on Schedule 13D by the Reporting Persons), which resulted when the Issuer issued approximately 14,450,859 additional Shares in connection with a private placement of its equity securities completed pursuant to a certain Securities Purchase Agreement, dated September 9, 2004, by and among the Issuer and the purchasers named on the signature pages thereto;

         (b) the omission of 1,856,865 Shares that had been included in the number of Shares beneficially owned by the Reporting Persons in Amendment No. 1, which number reflects an option held by J&M (as defined herein) to purchase certain ESOP stock that is recoverable by foreclosure by Mr. Andy Teng and is a contingent interest of J&M ; and

         (c) J&M's sale of warrants to purchase an aggregate of 450,000 Shares as set forth in Annex A hereto.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as amended by Amendment No. 1, is further supplementally amended as follows.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (a) J&M Interests, LLC ("J&M");

         (b) Mr. Samuel J. Furrow, Jr. ("Mr. Furrow"); and

         (c) Mr. Marc Barry Crossman ("Mr. Crossman").

         This Amendment No. 2 relates to Shares held for the accounts of each of J&M, Mr. Furrow and Mr. Crossman.

Item 5.  Interest in Securities of the Issuer.

         According to information provided by the Issuer, the number of Shares outstanding was 37,647,233 as of October 1, 2004.

         (a) (i) J&M may be deemed the beneficial owner of 2,928,411 Shares (approximately 7.4% of the total number of Shares issued and outstanding), assuming the exercise of all of the securities held for its account.

                                                              Page 6 of 10 Pages


                  (ii) Mr. Furrow may be deemed the beneficial owner of 2,978,411 Shares (approximately 7.5% of the total number of Shares issued and outstanding). Of this amount, (A) 2,928,411 Shares are held for the account of J&M ; and (B) 50,000 Shares are held for Mr. Furrow's personal account; in each case, assuming the exercise of all of the securities held for the accounts of J&M and Mr. Furrow.

                  (iii) Mr. Crossman may be deemed the beneficial owner of 2,978,411 Shares (approximately 7.5% of the total number of Shares issued and outstanding). Of this amount, (A) 2,928,411 Shares are held for the account of J&M ; and (B) 50,000 Shares are held for Mr. Crossman's personal account; in each case, assuming the exercise of all of the securities held for the accounts of J&M and Mr. Crossman.

         (b) (i) J&M may be deemed to have the sole power to direct the voting and disposition of the 2,928,411 Shares held for its account.

                  (ii)Mr. Furrow may be deemed to have the sole power to direct the voting and disposition of the 2,978,411 Shares held for the account of J&M and his account.

                  (iii) Mr. Crossman may be deemed to have the sole power to direct the voting and disposition of the 2,978,411 Shares held for the account of J&M and his account.

         (c) Except as set forth in Annex A hereto, there have been no transactions with respect to the Shares since August 19, 2004 (the date of the most recent filing on Schedule 13D by the Reporting Persons).

         (d) The members of J&M, including Mr. Furrow and Mr. Crossman, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of J&M in accordance with their membership interests in J&M.

         (e) Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.


Date:     October 12, 2004           J&M INTERESTS, LLC


                                     By:      /s/ Samuel J. Furrow, Jr.
                                              ----------------------------------
                                     Name:    Samuel J. Furrow, Jr.
                                     Title:   Managing Member


Date:     October 12, 2004           SAMUEL J. FURROW, JR.


                                     /s/ Samuel J. Furrow, Jr.
                                     -------------------------------------------


Date:     October 12, 2004           MARC CROSSMAN


                                     /s/ Marc Crossman
                                     -------------------------------------------

                                                              Page 8 of 10 Pages

                                  EXHIBIT INDEX

                                                                           Page
                                                                           ----
F.       Joint Filing Agreement, dated as of October 12, 2004,
         by  and among  J&M Interests,  LLC, Samuel J. Furrow,
         Jr., and Marc Barry Crossman.                                        9

                                                              Page 9 of 10 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                         DIGITAL LIFESTYLES GROUP, INC.


                      Date of             Nature of      Number of
For the Account of    Transaction         Transaction    Securities     Price
------------------    -----------         -----------    ----------     -----

J&M Interests, LLC    September 9, 2004   Private Sale     225,000*     $0.023

J&M Interests, LLC    September 9, 2004   Private Sale      25,000*     $0.023

J&M Interests, LLC    October 8, 2004     Private Sale     200,000*     $0.023


---------

* J&M Interests, LLC sold warrants to purchase the number of shares of common stock listed above.

                                                             Page 10 of 10 Pages

                                    EXHIBIT F

                             JOINT FILING AGREEMENT

         The  undersigned  hereby agree that Amendment No. 2 to the Statement on
Schedule 13D with respect to the Common Stock of Digital Lifestyles Group, Inc., dated as of September 29, 2004, is, and any further amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



Date:     October 12, 2004           J&M INTERESTS, LLC


                                     By:      /s/ Samuel J. Furrow, Jr.
                                              ----------------------------------
                                     Name:    Samuel J. Furrow, Jr.
                                     Title:   Managing Member


Date:     October 12, 2004           SAMUEL J. FURROW, JR.


                                     /s/ Samuel J. Furrow, Jr.
                                     -------------------------------------------


Date:     October 12, 2004           MARC CROSSMAN


                                     /s/ Marc Crossman
                                     -------------------------------------------